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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____)*



                        COLLAGENEX PHARMACEUTICALS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                   03746E102
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 8 pages

CUSIP NO. _________                      13G                   Page 2 of 4 Pages


    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            FAIRFAX PARTNERS/THE VENTURE FUND OF WASHINGTON
            I.R.S. Identification No. 54-1508777
          ---------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]
            INAPPLICABLE
          ---------------------------------------------------------------------

    3     SEC USE ONLY

          ---------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
          ---------------------------------------------------------------------

                       5     SOLE VOTING POWER
  NUMBER OF                      446,517
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY                       0
    EACH               --------------------------------------------------------
  REPORTING            7     SOLE DISPOSITIVE POWER
 PERSON WITH                     446,517
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            446,517
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
            INAPPLICABLE
          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.9%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
            PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

ITEM 1

         (a)  The name of the Issuer is CollaGenex Pharmaceuticals, Inc.

         (b)  The address of the Issuer's Principal Executive Offices is:
              301 South State Street, Newtown, PA. 18940.

ITEM 2

         (a) The filer is a limited partnership, named Fairfax Partners/The Venture Fund of Washington, L.P. (the "Partnership").

         (b)  The address of the filer's Principal Business Office is:
              8000 Towers Crescent Drive, Suite 940, Vienna, VA. 22182

         (c)  U.S.A.

         (d)  Common Stock

         (e)  The Issuer's CUSIP number is: 19419B

ITEM 3

         Item 3 relating to statement filed pursuant to Rule 13d-1(b) or 13d-2(b) is inapplicable.

ITEM 4

         (a)  The amount of shares beneficially owned is 446,517

         (b)  The percent of the Class is 5.9%

         (c) The Partnership has the sole power to vote, and the sole power to dispose of, all shares set forth in this Item 4(a).

         (d) The Partnership has the right to acquire 25,000 additional shares of stock under an option agreement which is held by Stephen W. Ritterbush for the benefit of the Partnership.

ITEM 5

         This Item 5 is inapplicable.


ITEM 6

         This Item 6 is inapplicable.

ITEM 7

         This Item 7 is inapplicable.

ITEM 8

         This Item 8 is inapplicable.

ITEM 9

         This Item 9 is inapplicable.

ITEM 10

         This Item 10 is inapplicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997


                           Fairfax Partners/The Venture Fund of Washington, L.P.

                           By:  American Venture Partners, L.P.,
                                its General Partner


                                By:  /s/ STEPHEN W. RITTERBUSH
                                   ---------------------------------------
                                     Stephen W. Ritterbush,
                                     its Managing General Partner